File No. 82-334

Interim Report

as of June 30, 2005

05010555

Deutsche Bank

Deutsche Bank – The Group at a Glance

	Six months ended	
	Jun 30, 2005	Jun 30, 2004
Share price at period end	€ 64.71	€ 64.58
Share price high	€ 69.90	€ 77.77
Share price low	€ 60.90	€ 62.20
Basic earnings per share	€ 4.40	€ 3.13
Diluted earnings per share[1]	€ 4.06	€ 2.83
Average shares outstanding, in m., basic	466	511
Average shares outstanding, in m., diluted	504	555
Return on average total shareholders' equity (after tax)	15.4%	11.3%
Adjusted return on average active equity (after tax)	17.4%	13.4%
Pre-tax return on average total shareholders' equity	24.0%	19.2%
Pre-tax return on average active equity	26.7%	21.3%
Cost/income ratio	73.0%	74.0%
	in € m.	in € m.
Total revenues	12,484	11,549
Provision for loan losses	169	278
Total noninterest expenses	9,118	8,549
Income before income tax expense and cumulative effect of accounting changes	3,197	2,722
Net income	2,050	1,598
Underlying revenues	12,290	11,254
Provision for credit losses	161	224
Operating cost base	8,798	8,524
Underlying pre-tax profit	3,310	2,505
Underlying pre-tax return on average active equity	27.7%	19.6%
Underlying cost/income ratio	71.6%	75.7%
	Jun 30, 2005 in € bn.	Dec 31, 2004 in € bn.
Total assets	964	840
Loans, net	143	136
Shareholders' equity	27.7	25.9
BIS core capital ratio (Tier I)	9.1%	8.6%
	Number	Number
Branches	1,563	1,559
thereof in Germany	831	831
Employees (full-time equivalent)	63,652	65,417
thereof in Germany	26,770	27,093
Long-term rating		
Moody's Investors Service, New York	Aa3	Aa3
Standard & Poor's, New York	AA–	AA–
Fitch Ratings, New York	AA–	AA–

The reconciliation of average active equity, underlying measures and ratios from reported figures is provided on pages 39 and 40 of this report.

[1] Including numerator effect of assumed conversions. The effect for the six months ended June 30, 2005 and June 30, 2004 was € (0.01) and € (0.05), respectively.

Due to rounding, numbers presented throughout this document may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.

Ladies and Gentlemen,

In the second quarter 2005, Deutsche Bank turned in a very strong performance, proving the resilience of our business model and continued tight discipline of costs and capital. Once again, we achieved substantial year-on-year growth in revenues, profitability and returns to our shareholders. Over the first six months of 2005, we have delivered consistently, even in inconsistent markets. The result is an outstanding half year.

In the second quarter this year, business conditions felt the impact of persistently high oil prices, sluggish progress in the world's mature economies, and significant global trade imbalances. A sharp deterioration of corporate credit quality in the automotive sector led to a widening of credit spreads and turbulence in credit markets, accompanied by lower issuance volumes in high yield debt.

Against this difficult background, Deutsche Bank delivered substantial and profitable growth. Revenues for the quarter were 9% higher compared to the second quarter last year. Income before income taxes rose by 22% to € 1.4 billion in the second quarter, and by 17% to € 3.2 billion for the first half year. Net income rose by 44% to € 947 million for the quarter, and by 28% to € 2.1 billion for the first half year. Before restructuring expenses, pre-tax return on average active equity was 29% in the first half year, compared to our published target of 25% for the full year 2005.

The Corporate and Investment Bank (CIB) performed strongly in all businesses. Underlying revenues rose by 8% over the second quarter last year, while underlying pre-tax profits were up by 12%. In our origination and advisory businesses, the growth momentum of recent years accelerated. Underlying revenues grew 17% over the second quarter 2004, thanks to further gains in market share, notably in the Americas. In the first half of 2005 we ranked No. 4 globally by share of fee pool, according to Dealogic.

Our Global Markets business sustained the strong levels of last year's second quarter. For the second consecutive quarter, we ranked No. 1 globally by revenues in Sales and Trading. This remarkable result, in difficult markets, demonstrates the value of a unique business model which focuses on intellectual capital, superior value for clients, commanding positions in high-volume products and outstanding regional diversification. Underlying profits in Global Transaction Banking were up 87% over the first half of 2004, thanks to efficiency gains and strong performance by Structured Finance Services and Cash Management.

In our Private Clients and Asset Management (PCAM) business, underlying revenues were up 3%, while underlying pre-tax profits declined by 3% over the prior year quarter, reflecting continued investments in both Private and Business Clients (PBC) and Private Wealth Management (PWM), and expenses related to the ongoing reorganization of Asset Management. PBC continues to deliver solid growth in both lending and investment products.

PWM captured, as in the first quarter, net new assets of € 2 billion, reflecting the continued success of their new business strategy with our clients. AM again saw outflows, in particular in the U.K. and the U.S., although at the same time in Continental Europe we were able to gain net new assets of € 2 billion.

In early July, we announced an agreement for the sale of parts of our U.K. Asset Management business to Aberdeen Asset Management PLC. We are convinced that this move is positive for the clients involved, and takes us a significant step forward in the reorganization of our global asset management platform, with a focus on higher-value products, operational efficiency and enhanced profitability.

We are making good progress with our Business Realignment Program. More than ever before, we are collaborating across business units to broaden and deepen our offering to our clients. We are unlocking substantial revenue synergies across our Global Markets and Global Banking businesses as we serve our corporate clients with both advisory and financing expertise. We have intensified cross-selling between CIB and PCAM, with our capital markets businesses providing not only product capability, but also an important source of relationships, for our investment advisors in both PBC and PWM. We are also on schedule with the cost-efficiency measures associated with this Program.

Provision for credit losses in the second quarter was essentially unchanged from the first, at € 80 million. Problem loans declined to € 4.6 billion, their lowest level for five years, reflecting the good quality of the loan book in a benign credit environment. Our core capital ratio remained strong, at 9.1%, just above our target range of 8-9%.

On 18 May we held our Annual General Meeting in Frankfurt, to which we welcomed over five thousand investors. We re-affirmed our objective to deliver sustained and profitable growth, and to translate the fruits of this growth into superior rewards for you, our shareholders. You approved a dividend increase to € 1.70 per share for 2004, and further share buybacks covering up to 10% of outstanding share capital. Our strong performance in the first half of 2005 allows us to plan for a substantial increase in our dividend for the current year. In addition, we have resumed our share buybacks.

We are proud of what we achieved in this quarter, and in the first half of 2005. We look forward with confidence to the second half of the year. Important challenges remain, both in the global economy and in the world's capital markets. However, if the overall environment remains stable, we are convinced we will continue to deliver profitable growth and achieve our ambitious financial target for the full year 2005.

Yours sincerely,

Josef Ackermann
Spokesman of the Board of Managing Directors and
Chairman of the Group Executive Committee

Frankfurt am Main, July 2005

Discussion of Results

Deutsche Bank reported income before income taxes of € 1.4 billion after restructuring expenses of € 116 million, up by 22% versus the second quarter 2004. For the first half year, income before income taxes rose 17% to € 3.2 billion after restructuring expenses of € 284 million. Net income rose by 44% to € 947 million versus the second quarter 2004, and by 28% to € 2.1 billion for the first half year. Pre-tax return on average active equity before restructuring expenses was 25% for the quarter, and 29% for the first half year. Diluted earnings per share for the quarter rose by 64% to € 1.90, and by 43% to € 4.06 for the half year.

Group Highlights

Net revenues for the second quarter were € 5.9 billion, up by 9% compared to € 5.4 billion in the second quarter 2004. Origination and Advisory revenues were up by 17%. Revenues in Debt Sales & Trading were in line with last year's second quarter levels, while revenues in Equity Sales & Trading grew 12% over the second quarter 2004. Net revenues in Private Clients and Asset Management (PCAM) grew by 4% over the second quarter 2004. For the first half year, Group net revenues grew by 8% to € 12.5 billion.

Provision for credit losses, which include provisions for both loan losses and off-balance sheet exposures (the latter reported in noninterest expenses), was € 80 million in the second quarter, essentially unchanged from the prior year period and from the first quarter 2005. For the first half, provision for credit losses fell by 28% versus the first half of 2004. Problem loans further declined to € 4.6 billion, from € 4.8 billion in the first quarter 2005, and the ratio of problem loans to loans fell to 3.2%, from 3.3% in the first quarter 2005. This represents the lowest level of problem loans for five years and reflects strong loan book quality and a favourable credit environment.

Noninterest expenses for the quarter were € 4.4 billion, compared to € 4.1 billion in the second quarter 2004. In the current quarter, noninterest expenses included restructuring expenses of € 116 million. For the first half, noninterest expenses were € 9.1 billion, compared to € 8.5 billion in the first half of 2004, after restructuring expenses of € 284 million. The operating cost base, which excludes restructuring charges and other items, was € 4.3 billion for the quarter, up by 4% versus the second quarter 2004 but down 6% from the first quarter 2005. For the first half year, the operating cost base rose by 3% to € 8.8 billion. Performance-related compensation costs rose in the second quarter and first half compared to the same periods in 2004, reflecting improved results. Second quarter compensation costs nevertheless declined from the first quarter 2005. Non-compensation operating costs for the second quarter 2005 were essentially unchanged compared to the second quarter 2004, and for the first half year were down 2%.

Income before income taxes was € 1.4 billion, after restructuring expenses of € 116 million, up by 22% compared to € 1.2 billion in the second quarter 2004. For the first half year, income before income taxes was up 17% to € 3.2 billion, after restructuring expenses of € 284 million, compared to € 2.7 billion in the first half of 2004. Pre-tax return on average active equity was 23% in the second quarter. The negative impact of restructuring expenses on this ratio was 2 percentage points. For the first half 2005, pre-tax return on average active equity was 27% after a negative impact from restructuring expenses of 2 percentage points.

Net income for the quarter was € 947 million, up by 44% compared to € 656 million in the second quarter 2004. For the first half, net income rose by 28% to € 2.1 billion, compared to € 1.6 billion in the first half of 2004.

The effective tax rate for the second quarter was 33%, compared to the 36% in the first quarter, excluding the tax reversal effect. The reduction of the tax rate was primarily caused by the release of tax contingency reserves due to resolution and restructuring of some of the bank's tax positions. Excluding the tax reversal effect, the effective tax rate for the first half of 2005 was 35%.

Diluted earnings per share were € 1.90 for the second quarter, up by 64% compared to € 1.16 in the second quarter 2004. For the half year, diluted earnings per share rose by 43% to € 4.06, compared to € 2.83 in the first half of 2004.

Tier 1 capital ratio was 9.1% at the end of the second quarter, above the bank's target range of 8%-9%. Average active equity in the quarter reflected an increased deduction for our planning of a higher 2005 dividend accrual. Additionally, Deutsche Bank announced the launch of a fourth share buyback program.

The Business Realignment Program progressed on schedule during the quarter. Organizational alignments are largely completed and revenue synergies are on or ahead of projections. The implementation of measures related to cost savings remains on schedule. Restructuring expenses connected to the Program, since its launch in the fourth quarter 2004, reached a cumulative total of € 684 million by the end of the second quarter 2005. Restructuring expenses during the first half of 2005 are below original forecasts, partly reflecting lower-than-expected severance costs due to voluntary leavers in the affected areas. The original forecasts for cost savings and costs to achieve remain in place.

Business Segment Review

Corporate and Investment Bank Group Division

The Corporate and Investment Bank Group Division (CIB) reported underlying pre-tax profit of € 855 million in the current quarter, an increase of € 93 million, or 12%, from the same period last year. Income before income taxes, which additionally reflected restructuring charges of € 47 million in the second quarter 2005 and net gains of € 6 million from the sale of businesses/subsidiaries in the second quarter 2004, increased from € 769 million to € 808 million.

Revenues of € 3.6 billion in the second quarter 2005 grew by 8% from the same period in 2004 despite substantially more challenging market conditions. Our performance in Sales and Trading (Debt and other products) was sustained at the strong level of last year's second quarter. For both the second quarter and the first half 2005, we ranked #1 globally in Sales and Trading by revenues. Origination and Advisory revenues increased, reflecting greater activity in equity underwriting and M&A, with the bank further improving its competitive position as measured by its share of the global fee pool, and in European and U.S. league tables.

Revenues of € 1.6 billion in Sales and Trading (Debt and other products) in the second quarter 2005 were in line with the strong level of the second quarter 2004. We maintained our global No. 1 position in revenues from such products. The bank's Credit Derivatives and Collateralized Debt Obligations (CDO) businesses proved resilient in the face of exceptionally challenging market conditions that ensued following the major rating agencies' decisions to remove investment-grade debt ratings from two of the world's largest auto company borrowers. Earnings in Commodities and Emerging Markets were up sharply compared to the second quarter 2004 while revenues in the interest rate trading businesses were down marginally. Our leading position in "market access" products was recognized by *Euromoney* magazine which voted Deutsche Bank the World's Best Foreign Exchange House for the second year running. Our commitment to high-value structured products was also re-affirmed, with *Euromoney* naming Deutsche Bank as the World's Best Investment-Grade Bond House and the Best Bank at Risk Management in both North America and Latin America.

Sales and Trading (Equity) generated revenues of € 602 million in the second quarter 2005. Overall performance in proprietary trading improved compared to the second quarter 2004 although convertibles continued to underperform owing to extremely challenging market conditions. In the second quarter 2005 we continued to reduce our risk in equities proprietary trading, and to spin off further trading strategies into third-party funds. Global Prime Services had a strong quarter relative to the prior year period, mainly due to healthy client activity in Structured Equity Finance. Earnings in cash equities declined from those in the second quarter 2004 due to low market volumes and a highly competitive environment in program trading. In addition the quarter was favourably impacted by a € 65 million release in respect of a previously established operational risk reserve which is no longer required.

Origination and Advisory reported revenues of € 548 million in the second quarter of 2005, an increase of € 78 million, or 17% from the same period last year as we were able to increase our share of the global investment banking fee pool, notably in the U.S. In the first half of 2005, we further improved our competitive position and now rank fourth globally by share of fee pool, as measured by *Dealogic*. The debt markets retreated slightly in the second quarter, with global high-yield corporate debt issuance being significantly weaker than a year ago. Origination (Debt) revenues, however, advanced slightly reflecting our continued strong position in both investment-grade and high-yield debt. In addition, we were named by *Euromoney* magazine as Best Debt House in Western Europe. Origination (Equity) revenues increased compared to the same period last year reflecting higher levels of activity in the European issuance markets. Advisory revenues also increased from last year, with M&A volumes continuing to rise, especially in the U.S. and Asia Pacific. In addition, we strengthened our pipeline by winning advisory roles in landmark transactions in the second quarter 2005, including the GBP 9.4 billion proposed acquisition of Allied Domecq by Pernod-Ricard, and, also with a financing role, the € 17.2 billion Wind Telecomunicazioni SpA transaction, the second largest leveraged buyout ever and the largest in Europe.

Loan Products' revenues of € 312 million for the second quarter 2005 increased 20% compared to the same period last year. Mark-to-market valuation changes on our credit risk hedge positions more than offset a reduction in net interest income as a result of a reduction in the loan book driven by disciplined credit allocation and lower levels of demand.

Revenues from Transaction Services were € 478 million in the second quarter 2005, an increase of € 20 million compared to the same period in 2004. The increase was mainly driven by Trust & Securities Services as a result of a strong performance by the Structured Finance Services business and improvements in Cash Management Corporates business.

CIB's provision for credit losses for the second quarter of 2005 was € 3 million, similar to the second quarter 2004. This low level of provision reflects the quality of our corporate loan book and further releases from workouts.

For the second quarter of 2005 CIB's operating cost base was € 2.7 billion, a 7% increase from the comparable period last year, largely reflecting the impact of performance-related compensation in line with the improved results. Noninterest expenses (excluding provision for off-balance sheet positions), which included a restructuring charge of € 47 million related to the Business Realignment Program, were € 2.7 billion in the second quarter 2005 and € 2.5 billion in the second quarter 2004.

Private Clients and Asset Management Group Division

Underlying pre-tax profit in Private Clients and Asset Management (PCAM) was € 370 million in the second quarter 2005 compared to € 380 million in the same period last year. Income before income taxes, which includes restructuring charges of € 69 million in the second quarter 2005, was € 301 million compared to € 355 million in the second quarter 2004, which included a loss of € 25 million representing Private & Business Clients' (PBC) share in the sale of a subsidiary.

PCAM's invested assets increased by € 36 billion to € 908 billion in the second quarter 2005, with favourable currency movements contributing € 23 billion, and market appreciation accounting for € 21 billion, partly offset by € 10 billion net outflows. Private Wealth Management (PWM) captured net new assets of € 2 billion, bringing net new money in the first half to € 4 billion. This development reflects the continued success of our integrated service offering. Asset Management (AM) saw net outflows of € 12 billion, mainly in the U.K., the Americas and Asia, partly offset by net new money inflows of € 2 billion in Continental Europe. Net outflows in Asia resulted in part from mandates from Asian clients managed out of the U.K. In response to strong trends in the Asian market, AM continues to re-focus its product strategy toward higher-value, alternative products in the region.

Asset and Wealth Management (AWM) recorded underlying pre-tax profit of € 124 million in the second quarter 2005, a decrease of € 12 million, or 9%, from last year's second quarter. Income before income taxes, which includes restructuring charges of € 54 million in the second quarter 2005, was € 70 million compared to € 136 million in the prior year period. This reflects the thorough reorganization underway in the Asset Management business.

Net revenues in AWM advanced slightly from the second quarter 2004. Private Wealth Management recorded strong year-on-year revenue growth, adjusting for a one-time gain in the prior year quarter. The major positive contributor was an increase of € 35 million in revenues from brokerage products. Most of the growth was attributable to strong customer demand for high value-added products. In AM, revenues from portfolio/fund management increased by € 30 million due to continued strength in Germany and Continental Europe and strong levels of performance fees, particularly in alternative investments. Partially offsetting these factors was a decline of € 49 million in revenues from other products, which largely reflects a gain in the prior year period from the sale of collateral obtained on a defaulted loan.

AWM's operating cost base was € 26 million higher than in the second quarter 2004, mainly reflecting higher expenses related to real estate transactions and legal provisions. Noninterest expenses increased by € 80 million in the quarter, including the aforementioned restructuring charges of € 54 million.

Shortly after the end of the second quarter 2005, we announced an agreement to dispose of parts of our traditional AM business in the U.K., as well as the Philadelphia-based Active Fixed Income business. However, AM's U.K.-based Hedge Fund and Real Estate businesses and its Philadelphia-based High-Yield business remain a key part of our strategy to grow our business in higher-value products, and are not included in the sale.

Private & Business Clients (PBC) recorded underlying pre-tax profit of € 246 million in the second quarter 2005, in line with the strong results of last year's second quarter. This strong profitability was maintained, despite simultaneous and continued investment in our platform, thanks to solid revenue growth and volume growth in key products. Income before income taxes, which includes restructuring charges of € 15 million in the second quarter 2005 and a loss of € 25 million from the sale of a subsidiary in the second quarter 2004, increased to € 231 million from € 219 million last year.

Net revenues increased by € 65 million compared to last year's second quarter. Revenues from portfolio/fund management grew by € 7 million year-on-year, while revenues from brokerage products improved by € 26 million compared to the second quarter 2004 driven by ongoing successful product placements. Revenues from payments, account & remaining financial services, including insurance brokerage, were lower year-on-year, with sales of insurance products declining from the very strong levels in 2004, which were driven by changes in tax legislation in Germany. PBC also achieved volume growth in lending and deposit products. Revenues from other products were up by € 61 million, due to higher revenues from PBC's re-financing and interest risk management activities as well as to the aforementioned loss from the sale of a subsidiary in last year's second quarter.

Provision for credit losses of € 73 million was € 7 million higher than in the second quarter 2004, partly due to increased loan volume as we pursue our strategy of growth in consumer lending.

The operating cost base increased by € 32 million compared to the second quarter 2004 reflecting investments in the growth and expansion of our platform both in and outside Germany, which entails higher information technology and marketing expenses. Noninterest expenses were € 47 million higher due to the aforementioned increase in the operating cost base plus € 15 million of restructuring expenses.

Corporate Investments Group Division

Corporate Investments (CI) reported an underlying pre-tax profit of € 144 million in the second quarter 2005, an increase of € 16 million compared to € 128 million in the second quarter 2004. Underlying revenues were € 200 million in the second quarter of 2005 compared to € 224 million in the second quarter of 2004. Both quarters included dividend income of approximately € 200 million from the bank's industrial holdings portfolio. CI's income before income taxes was € 202 million in the second quarter 2005 and € 179 million in the second quarter 2004. These results included several items that are excluded from underlying revenues. The 2005 amount included payments of € 39 million received from insurance companies to cover losses related to our 130 Liberty Street building and net gains from equity method and other investments of € 18 million while the 2004 amount included net gains of € 100 million from the sale of industrial holdings, net losses of € 57 million from equity method and other investments, and a gain of € 8 million on businesses sold.

CI's noninterest expenses were € 52 million in the second quarter 2005, a decrease of € 36 million compared to € 88 million in the second quarter 2004. This decrease was mainly related to the cost of eliminating excess space resulting from headcount reductions and the sale of businesses, which amounted to € 39 million in the second quarter of 2004.

The book value of CI's "alternative assets" decreased by 35% to € 1.5 billion at June 30, 2005 from € 2.3 billion at the end of the second quarter of 2004, reflecting our strategy to de-risk the bank.

Consolidation & Adjustments

Consolidation & Adjustments includes adjustments for differences between accounting methods used for management reporting and U.S. GAAP, as well as adjustments related to activities that are outside the responsibility of the business segments ("Corporate Items").

In Consolidation & Adjustments, income before income taxes was € 103 million compared to a loss before income taxes of € 142 million in the second quarter 2004. The current quarter included positive adjustments for differences in accounting methods for economically-hedged debt issuances and short-term funding positions, as well as for own shares. Such adjustments were negative in last year's second quarter. Additionally, results from corporate items positively impacted Consolidation & Adjustments in the current quarter.

Share Buyback Program

The Board of Managing Directors decided to launch with immediate effect a new share buyback program under the terms of the authorization granted at the Annual General Meeting on May 18, 2005. Within this new program, Deutsche Bank may buy back up to 10% of shares issued at the time of the Annual General Meeting, i.e., up to 54,832,129 shares, by October 31, 2006; reserving the right to suspend the program in favour of strategic growth initiatives.

As with previous programs, buybacks will be executed through direct purchases on XETRA and potentially through the use of derivatives. The bank plans to use repurchased shares to reduce share capital and to support future equity-based compensation programs. The bank reserves the option to also use the repurchased shares for other purposes in accordance with the authorization granted at the Annual General Meeting.

The bank will regularly publish information on the progress of the buyback program. Details can be viewed on the Investor Relations website at www.deutsche-bank.com/ir.

Report of Independent Registered Public Accounting Firm

To the Supervisory Board of Deutsche Bank Aktiengesellschaft

We have reviewed the accompanying consolidated balance sheet of Deutsche Bank Aktiengesellschaft and subsidiaries (Deutsche Bank Group) as of June 30, 2005, and the related consolidated statements of income and comprehensive income for the three month and six month periods ended June 30, 2005 and 2004, and the related statements of changes in shareholders' equity and cash flows for the six month periods ended June 30, 2005 and 2004. These condensed consolidated financial statements are the responsibility of Deutsche Bank Group's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated financial statements for them to be in conformity with U. S. generally accepted accounting principles.

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft Wirtschaftsprüfungsgesellschaft

Frankfurt am Main (Germany), July 27, 2005

Consolidated Statement of Income

Income Statement

in € m.	Three months ended **Jun 30, 2005**	 Jun 30, 2004	Six months ended **Jun 30, 2005**	 Jun 30, 2004
Interest revenues	11,468	7,498	20,376	14,226
Interest expense	9,855	6,039	17,320	11,373
Net interest revenues	**1,613**	**1,459**	**3,056**	**2,853**
Provision for loan losses	75	155	169	278
Net interest revenues after provision for loan losses	**1,538**	**1,304**	**2,887**	**2,575**
Commissions and fees from fiduciary activities	848	771	1,657	1,570
Commissions, broker's fees, markups on securities underwriting and other securities activities	951	994	1,869	1,976
Fees for other customer services	553	603	1,160	1,225
Trading revenues, net	1,593	1,416	4,004	3,452
Net gains on securities available for sale	90	153	200	218
Net income from equity method investments	88	37	220	199
Other revenues	165	(38)	318	56
Total noninterest revenues	**4,288**	**3,936**	**9,428**	**8,696**
Compensation and benefits	2,640	2,489	5,638	5,305
Net occupancy expense of premises	258	314	503	620
Furniture and equipment	40	47	80	92
IT costs	373	428	750	878
Agency and other professional service fees	197	203	379	373
Communication and data services	145	156	292	312
Other expenses	643	442	1,192	969
Goodwill impairment/impairment of intangibles	–	–	–	–
Restructuring activities	116	–	284	–
Total noninterest expenses	**4,412**	**4,079**	**9,118**	**8,549**
Income before income tax expense and cumulative effect of accounting changes	**1,414**	**1,161**	**3,197**	**2,722**
Income tax expense	467	412	1,116	1,008
Reversal of 1999/2000 credits for tax rate changes	–	93	31	116
Income before cumulative effect of accounting changes, net of tax	**947**	**656**	**2,050**	**1,598**
Cumulative effect of accounting changes, net of tax	–	–	–	–
Net income	**947**	**656**	**2,050**	**1,598**

Earnings per Share

in €	Three months ended Jun 30, 2005	Three months ended Jun 30, 2004	Six months ended Jun 30, 2005	Six months ended Jun 30, 2004
Earnings per common share				
Basic				
Income before cumulative effect of accounting changes, net of tax	2.04	1.31	4.40	3.13
Cumulative effect of accounting changes, net of tax	–	–	–	–
Net income	**2.04**	**1.31**	**4.40**	**3.13**
Diluted				
Income before cumulative effect of accounting changes, net of tax[1]	1.90	1.16	4.06	2.83
Cumulative effect of accounting changes, net of tax	–	–	–	–
Net income	**1.90**	**1.16**	**4.06**	**2.83**
Number of shares in m.				
Denominator for basic earnings per share – weighted-average shares outstanding	463.8	500.8	465.7	510.7
Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions	498.9	540.2	503.9	554.9

[1] Including numerator effect of assumed conversions. The effect for the three and six months ended June 30, 2005 was € 0.00 and € (0.01), respectively. The effect for the three and six months ended June 30, 2004 was each € (0.05).

Consolidated Statement of Comprehensive Income

in € m.	Three months ended Jun 30, 2005	Three months ended Jun 30, 2004	Six months ended Jun 30, 2005	Six months ended Jun 30, 2004
Net income	**947**	**656**	**2,050**	**1,598**
Other comprehensive income:				
Reversal of 1999/2000 credits for tax rate changes	–	93	31	116
Unrealized gains (losses) on securities available for sale:				
Unrealized net gains arising during the period, net of tax and other	68	545	127	132
Net reclassification adjustment for realized net (gains) losses, net of applicable tax and other	(60)	(115)	(157)	(172)
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	(5)	(38)	(9)	(22)
Foreign currency translation:				
Unrealized net gains (losses) arising during the period, net of tax	557	(37)	935	313
Net reclassification adjustment for realized net (gains) losses, net of tax	–	–	(1)	6
Total other comprehensive income	**560**	**448**	**926**	**373**
Comprehensive income	**1,507**	**1,104**	**2,976**	**1,971**

Consolidated Balance Sheet

Assets

in € m.	**Jun 30, 2005**	Dec 31, 2004
Cash and due from banks	8,115	7,579
Interest-earning deposits with banks	15,755	18,089
Central bank funds sold and securities purchased under resale agreements	146,399	123,921
Securities borrowed	85,233	65,630
Bonds and other fixed-income securities	257,957	224,536
Equity shares and other variable-yield securities	82,600	73,176
Positive market values from derivative financial instruments	72,830	67,173
Other trading assets	12,378	8,262
Total trading assets	425,765	373,147
Securities available for sale	24,808	20,335
Other investments	7,996	7,936
Loans, net	142,673	136,344
Premises and equipment, net	5,117	5,225
Goodwill	7,061	6,378
Other intangible assets, net	1,190	1,069
Other assets	93,537	74,415
Total assets	**963,649**	**840,068**

Liabilities and Shareholders' Equity

in € m.	**Jun 30, 2005**	Dec 31, 2004
Noninterest-bearing deposits	29,382	27,274
Interest-bearing deposits	330,049	302,195
Total deposits	359,431	329,469
Bonds and other fixed-income securities	84,140	77,080
Equity shares and other variable-yield securities	27,535	20,567
Negative market values from derivative financial instruments	74,932	71,959
Total trading liabilities	186,607	169,606
Central bank funds purchased and securities sold under repurchase agreements	142,353	105,292
Securities loaned	14,829	12,881
Other short-term borrowings	24,541	20,118
Other liabilities	82,941	66,870
Long-term debt	121,396	106,870
Obligation to purchase common shares	3,872	3,058
Total liabilities	**935,970**	**814,164**
Common shares, no par value, nominal value of € 2.56	1,410	1,392
Additional paid-in capital	11,417	11,147
Retained earnings	21,163	19,814
Common shares in treasury, at cost	(2,103)	(1,573)
Equity classified as obligation to purchase common shares	(3,872)	(3,058)
Share awards	2,069	1,513
Accumulated other comprehensive income (loss)		
Deferred tax on unrealized net gains on securities available for sale relating to 1999 and 2000 tax rate changes in Germany	(2,677)	(2,708)
Unrealized net gains on securities available for sale, net of applicable tax and other	1,730	1,760
Unrealized net gains on derivatives hedging variability of cash flows, net of tax	28	37
Minimum pension liability, net of tax	(1)	(1)
Foreign currency translation, net of tax	(1,485)	(2,419)
Total accumulated other comprehensive loss	(2,405)	(3,331)
Total shareholders' equity	**27,679**	**25,904**
Total liabilities and shareholders' equity	**963,649**	**840,068**

Consolidated Statement of Changes in Shareholders' Equity

in € m.	Six months ended Jun 30, 2005	Jun 30, 2004
Common shares		
Balance, beginning of year	1,392	1,490
Common shares issued under employee benefit plans	18	–
Retirement of common shares	–	(98)
Balance, end of period	1,410	1,392
Additional paid-in capital		
Balance, beginning of year	11,147	11,147
Common shares issued under employee benefit plans	270	–
Balance, end of period	11,417	11,147
Retained earnings		
Balance, beginning of year	19,814	20,486
Net income	2,050	1,598
Cash dividends declared and paid	(868)	(828)
Dividend related to equity classified as obligation to purchase common shares	117	96
Net gains on treasury shares sold	50	81
Retirement of common shares	–	(2,472)
Other	–	(3)
Balance, end of period	21,163	18,958
Common shares in treasury, at cost		
Balance, beginning of year	(1,573)	(971)
Purchases of shares	(21,881)	(21,754)
Sale of shares	21,347	20,114
Shares retired	–	2,570
Treasury shares distributed under employee benefit plans	4	–
Balance, end of period	(2,103)	(41)
Equity classified as obligation to purchase common shares		
Balance, beginning of year	(3,058)	(2,310)
Additions	(814)	(1,241)
Deductions	–	–
Balance, end of period	(3,872)	(3,551)
Share awards – common shares issuable		
Balance, beginning of year	2,965	2,196
Deferred share awards granted, net	847	1,266
Deferred shares distributed	(4)	–
Balance, end of period	3,808	3,462
Share awards – deferred compensation		
Balance, beginning of year	(1,452)	(1,242)
Deferred share awards granted, net	(847)	(1,266)
Amortization of deferred compensation, net	560	564
Balance, end of period	(1,739)	(1,944)
Accumulated other comprehensive loss		
Balance, beginning of year	(3,331)	(2,594)
Reversal of 1999/2000 credits for tax rate changes	31	116
Change in unrealized net gains on securities available for sale, net of applicable tax and other	(30)	(40)
Change in unrealized net gains/losses on derivatives hedging variability of cash flows, net of tax	(9)	(22)
Foreign currency translation, net of tax	934	319
Balance, end of period	(2,405)	(2,221)
Total shareholders' equity, end of period	**27,679**	**27,202**

Consolidated Statement of Cash Flows

	Six months ended	
in € m.	**Jun 30, 2005**	Jun 30, 2004
Net income	**2,050**	**1,598**
Adjustments to reconcile net income to net cash used in operating activities:		
Provision for loan losses	169	278
Restructuring activities	76	–
Gain on sale of securities available for sale, other investments, loans and other	(331)	(306)
Deferred income taxes, net	317	367
Impairment, depreciation and other amortization and accretion	807	886
Share of net income from equity method investments	(204)	(157)
Net change in:		
Trading assets	(52,587)	(24,089)
Other assets	(18,253)	(13,227)
Trading liabilities	16,962	14,088
Other liabilities	15,696	10,962
Other, net	(637)	828
Net cash used in operating activities	**(35,935)**	**(8,772)**
Net change in:		
Interest-earning deposits with banks	2,332	(9,829)
Central bank funds sold and securities purchased under resale agreements	(22,471)	(7,015)
Securities borrowed	(19,603)	(10,543)
Loans	(3,628)	(3,171)
Proceeds from:		
Sale of securities available for sale	3,918	16,021
Maturities of securities available for sale	1,415	1,975
Sale of other investments	926	721
Sale of loans	5,345	3,978
Sale of premises and equipment	61	64
Purchase of:		
Securities available for sale	(8,772)	(18,189)
Other investments	(574)	(560)
Loans	(5,201)	(1,826)
Premises and equipment	(304)	(350)
Net cash paid for business combinations/divestitures	(19)	(33)
Other, net	70	61
Net cash used in investing activities	**(46,505)**	**(28,696)**
Net change in:		
Deposits	29,954	28,337
Securities loaned and central bank funds purchased and securities sold under repurchase agreements	39,005	7,925
Other short-term borrowings	4,423	1,594
Issuances of long-term debt	28,063	14,190
Repayments and extinguishments of long-term debt	(17,867)	(9,018)
Common shares issued under employee benefit plans	288	–
Purchases of treasury shares	(21,881)	(21,754)
Sale of treasury shares	21,393	20,188
Cash dividends paid	(868)	(828)
Other, net	(3)	44
Net cash provided by financing activities	**82,507**	**40,678**
Net effect of exchange rate changes on cash and due from banks	469	147
Net increase in cash and due from banks	536	3,357
Cash and due from banks, beginning of period	7,579	6,636
Cash and due from banks, end of period	8,115	9,993
Interest paid	16,802	11,151
Income taxes paid, net	488	391

Basis of Presentation

The accompanying consolidated financial statements as of June 30, 2005 and 2004 and for the three and six months then ended are unaudited and include the accounts of Deutsche Bank AG and its subsidiaries (collectively, the Deutsche Bank Group or the Company). In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of operations, financial position and cash flows have been reflected. Certain prior period amounts have been reclassified to conform to the current presentation. The results reported in these financial statements, which include supplementary information, should not be regarded as necessarily indicative of results that may be expected for the entire year. The financial statements included in this Interim Report should be read in conjunction with the consolidated financial statements and related notes included in the Company's 2004 Financial Report and Form 20-F. Certain financial statement information that is normally included in annual financial statements prepared in accordance with U.S. GAAP has been condensed or omitted. Following is supplementary information on the impact of changes in accounting principles, segment information, supplementary information on the income statement, the balance sheet, other financial information and other information.

Impact of Changes in Accounting Principles

EITF 05-5
In June 2005, the FASB ratified the consensus reached in EITF Issue No. 05-5, "Accounting for Early Retirement or Postemployment Programs with Specific Features (Such As Terms Specified in Altersteilzeit Early Retirement Arrangements)" ("EITF 05-5"). EITF 05-5 addresses the timing of recognition of salaries, bonuses and additional pension contributions associated with certain early retirement arrangements typical in Germany (as well as similar programs). The EITF also specifies the accounting for government subsidies related to these arrangements. EITF 05-5 is effective in fiscal years beginning after December 15, 2005. The adoption of EITF 05-5 is not expected to have a material impact on our consolidated financial statements.

SFAS 154
In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections – A Replacement of APB Opinion No. 20 and FASB Statement No. 3" ("SFAS 154"). SFAS 154 replaces APB Opinion No. 20, "Accounting Changes" ("APB 20") and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements," and changes the requirements for the accounting for and reporting of a change in accounting principle. APB 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 requires retrospective application to prior periods' financial statements for voluntary changes in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact of SFAS 154 will depend on the accounting change, if any, in a future period.

EITF 03-1, FSP EITF 03-1-1 and FSP FAS 115-1
In March 2004, the FASB ratified the consensus reached in EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF 03-1"). The decisions establish a common approach to evaluating other-than-temporary impairment for equity securities accounted for at cost, and debt and equity securities available for sale. In September 2004, the FASB issued a final FASB Staff Position, No. EITF 03-1-1 ("FSP EITF 03-1-1"), which delayed the effective date for the measurement and recognition guidance included in EITF 03-1. The disclosure requirements under EITF 03-1 were effective beginning December 31, 2004.

In June 2005, the FASB decided not to provide additional guidance on the meaning of other-than-temporary impairment, but directed its staff to issue a final FSP, to be titled FSP FAS 115-1. FSP FAS 115-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," will replace guidance set forth in EITF 03-1 with references to existing other-than-temporary impairment guidance and will clarify that an investor should recognize an impairment loss no later than when the impairment is deemed other than temporary, even if a decision to sell has not been made. The delay of the effective date for the measurement and recognition guidance included in EITF 03-1 will be superseded with the final issuance of FSP FAS 115-1, which will be effective for other-than-temporary impairment analysis conducted in periods beginning after September 15, 2005. The adoption of FSP FAS 115-1, once it is finalized by the FASB, is not expected to have a material impact on our consolidated financial statements.

FSP 109-2

In December 2004, the FASB issued Staff Position No. 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004" ("FSP 109-2"). The Act, which was signed into law in the U.S. on October 22, 2004, provides for, among other things, a reduced rate of U.S. tax on dividends received from foreign subsidiaries of U.S. taxpayers. FSP 109-2 provides additional time beyond the financial reporting period of the enactment to evaluate the effects of this provision of the Act for purposes of applying SFAS No. 109, "Accounting for Income Taxes." We estimate that approximately U.S.$ 500 million may be eligible for repatriation under this provision. We are evaluating the effect of such a repatriation but do not expect that this provision will have a material impact on our consolidated financial statements.

SFAS 123 (Revised 2004)

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"). SFAS 123(R) replaces SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". The new standard requires companies to recognize compensation cost relating to share-based payment transactions in their financial statements. That cost is to be measured based on the fair value of the equity or liability instruments issued. Starting January 1, 2003, we accounted for our share-based compensation awards under the fair value method prescribed under SFAS 123. The method was applied prospectively for all employee awards granted, modified or settled after January 1, 2003. Currently, we use a Black-Scholes option pricing model to estimate the fair value of stock options granted to employees and expect to continue to use this option valuation model upon the adoption of SFAS 123(R). SFAS 123(R) also includes some changes regarding the timing of expense recognition, the treatment of forfeitures and the re-measurement of liability classified awards at their current fair value. SFAS 123(R) indicates that it is effective for reporting periods beginning after June 15, 2005.

In March 2005, the SEC released Staff Accounting Bulletin No. 107, "Share-Based Payment "("SAB 107"), which provides interpretive guidance related to the interaction between SFAS 123(R) and certain SEC rules and regulations. It also provides the SEC staff's views regarding valuation of share-based payment arrangements. In April 2005, the SEC amended the compliance dates for SFAS 123(R), to allow companies to implement the standard at the beginning of their next fiscal year, instead of the next reporting period beginning after June 15, 2005.

Management is currently evaluating the transition method to be used and the impact SFAS 123(R) will have on our consolidated financial statements. Management intends to adopt SFAS 123(R) effective January 1, 2006, as permitted by the SEC, and is assessing the impact of SAB 107 on our implementation.

SOP 03-3

In December 2003, the American Institute of Certified Public Accountants issued Statement of Position 03-3, "Accounting for Certain Loans or Debt Securities Acquired in a Transfer" ("SOP 03-3"). SOP 03-3 addresses the accounting for differences between contractual and expected cash flows for loans or debt securities acquired in a transfer if those differences are attributable, at least in part, to credit quality. The SOP prohibits the creation of an allowance for loan losses in the initial accounting for all loans within its scope. The SOP also limits the income that can be recognized and specifies the accounting for future changes in expected cash flows on the acquired loans or securities. SOP 03-3 is effective for loans or debt securities acquired in fiscal years beginning after December 15, 2004. The adoption did not have a material impact on our consolidated financial statements.

IFRS

EU and German regulations require the Group to adopt International Financial Reporting Standards (IFRS) for purposes of preparing consolidated financial statements filed with EU and German regulatory authorities beginning no later than fiscal year 2007 (with 2006 comparative amounts presented). Financial statements prepared according to IFRS are accepted in SEC filings provided a reconciliation to certain U.S. GAAP financial statement amounts is disclosed.

The adoption of IFRS will not result in any adjustment to U.S. GAAP amounts, however there are a number of differences between the two accounting regimes which will cause earnings and balance sheet amounts under IFRS and U.S. GAAP to differ, perhaps significantly. The special transition rules for this adoption require, with some exceptions, that the IFRS in effect at the reporting date be applied in the opening balance sheet. Because of this, future rule changes could have an impact on the opening IFRS balance sheet and thus the difference between U.S. GAAP and IFRS earnings or balance sheet amounts cannot be predicted at this time.

Segment Information

The Group's segment reporting follows the organizational structure as reflected in its internal management reporting systems, which are the basis for assessing the financial performance of the business segments and for allocating resources to the business segments.

In the second quarter of 2005 there were no significant changes regarding the organizational structure, management responsibility and the format of segment disclosure.

Prior periods have been restated to reflect changes implemented in the first quarter 2005.

Segmental Results of Operations

Three months ended Jun 30, 2005 in € m. (except percentages)	Corporate and Investment Bank: Corporate Banking & Securities	Corporate and Investment Bank: Global Transaction Banking	Corporate and Investment Bank: Total	Private Clients and Asset Management: Asset and Wealth Management	Private Clients and Asset Management: Private & Business Clients	Private Clients and Asset Management: Total	Corporate Investments	Total Management Reporting
Net revenues	**3,081**	**478**	**3,559**	**865**	**1,147**	**2,012**	**258**	**5,829**
Underlying revenues	3,081	478	3,559	856	1,147	2,004	200	5,763
Provision for loan losses	(18)	16	(2)	(1)	73	73	4	75
Provision for off-balance sheet positions[1]	12	(7)	5	(0)	(0)	(0)	(0)	5
Total provision for credit losses	**(6)**	**9**	**3**	**(1)**	**73**	**73**	**4**	**80**
Operating cost base	2,342	350	2,692	736	827	1,564	52	4,307
Minority interest	9	–	9	(3)	0	(3)	(0)	6
Restructuring activities	38	9	47	54	15	69	(0)	116
Goodwill impairment/impairment of intangibles	–	–	–	–	–	–	–	–
Policyholder benefits and claims	–	–	–	9	–	9	–	9
Provision for off-balance sheet positions[1]	12	(7)	5	(0)	(0)	(0)	(0)	5
Total noninterest expenses	**2,400**	**352**	**2,752**	**796**	**843**	**1,639**	**52**	**4,443**
Income before income taxes	**698**	**110**	**808**	**70**	**231**	**301**	**202**	**1,311**
Add (deduct):								
Net gains on securities available for sale/industrial holdings including hedging	–	–	–	–	–	–	(0)	(0)
Significant equity pick-ups/net gains from investments[2]	–	–	–	–	–	–	(18)	(18)
Net (gains) losses from businesses sold/held for sale	–	–	–	–	–	–	–	–
Net gains related to premises	–	–	–	–	–	–	(40)	(40)
Restructuring activities	38	9	47	54	15	69	(0)	116
Goodwill impairment/impairment of intangibles	–	–	–	–	–	–	–	–
Underlying pre-tax profit	**737**	**119**	**855**	**124**	**246**	**370**	**144**	**1,370**
Cost/income ratio in %	78	75	77	92	73	81	20	76
Underlying cost/income ratio in %	76	73	76	86	72	78	26	75
Assets[3]	834,744	19,965	848,145	38,482	82,832	121,275	16,685	956,942
Risk-weighted positions (BIS risk positions)	146,250	12,525	158,775	12,729	56,981	69,709	10,020	238,504
Average active equity	12,378	1,309	13,688	4,789	1,512	6,301	3,592	23,581
Pre-tax return on average active equity in %	23	34	24	6	61	19	22	22
Underlying pre-tax return on average active equity in %	24	36	25	10	65	23	16	23

[1] Provision for off-balance sheet positions is reclassified from "Noninterest expenses" to "Total provision for credit losses".
[2] Includes net gains/losses from significant equity method investments and other significant investments.
[3] The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting, which include consolidation items between group divisions.

Three months ended Jun 30, 2004 in € m. (except percentages)	Corporate and Investment Bank			Private Clients and Asset Management			Corporate Invest-ments	Total Manage-ment Reporting
	Corporate Banking & Securities	Global Trans-action Banking	Total	Asset and Wealth Manage-ment	Private & Business Clients	Total		
Net revenues	**2,836**	**464**	**3,301**	**851**	**1,083**	**1,933**	**276**	**5,510**
Underlying revenues	2,836	458	3,294	846	1,107	1,953	224	5,472
Provision for loan losses	71	8	80	(1)	67	66	9	155
Provision for off-balance sheet positions[1]	(67)	(6)	(73)	0	(0)	0	(0)	(72)
Total provision for credit losses	**5**	**3**	**7**	**(0)**	**67**	**66**	**9**	**83**
Operating cost base	2,115	411	2,526	710	796	1,506	89	4,122
Minority interest	(1)	–	(1)	0	0	1	(2)	(2)
Restructuring activities	–	–	–	–	–	–	–	–
Goodwill impairment/impairment of intangibles	–	–	–	–	–	–	–	–
Policyholder benefits and claims	–	–	–	4	–	4	–	4
Provision for off-balance sheet positions[1]	(67)	(6)	(73)	0	(0)	0	(0)	(72)
Total noninterest expenses	**2,047**	**405**	**2,452**	**716**	**796**	**1,512**	**88**	**4,052**
Income before income taxes	**718**	**51**	**769**	**136**	**219**	**355**	**179**	**1,303**
Add (deduct):								
Net gains on securities available for sale/industrial holdings including hedging	–	–	–	–	–	–	(100)	(100)
Significant equity pick-ups/ net losses from investments[2]	–	–	–	–	–	–	57	57
Net (gains) losses from businesses sold held for sale	–	(6)	(6)	–	25	25	(8)	10
Net gains related to premises	–	–	–	–	–	–	–	–
Restructuring activities	–	–	–	–	–	–	–	–
Goodwill impairment/impairment of intangibles	–	–	–	–	–	–	–	–
Underlying pre-tax profit	**718**	**44**	**762**	**136**	**244**	**380**	**128**	**1,270**
Cost/income ratio in %	75	89	76	84	74	78	32	75
Underlying cost/income ratio in %	75	90	77	84	72	77	40	75
Assets (as of Dec 31, 2004)[3]	720,596	16,589	729,872	34,945	78,930	113,818	16,442	832,933
Risk-weighted positions (BIS risk positions)	133,589	11,887	145,476	11,438	52,769	64,207	11,398	221,081
Average active equity	11,731	1,347	13,078	5,123	1,669	6,792	4,031	23,901
Pre-tax return on average active equity in %	24	15	24	11	53	21	18	22
Underlying pre-tax return on average active equity in %	24	13	23	11	58	22	13	21

[1] Provision for off-balance sheet positions is reclassified from "Noninterest expenses" to "Total provision for credit losses".
[2] Includes net gains/losses from significant equity method investments and other significant investments.
[3] The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting, which include consolidation items between group divisions.

Six months ended Jun 30, 2005 in € m. (except percentages)	Corporate and Investment Bank			Private Clients and Asset Management			Corporate Invest-ments	Total Manage-ment Reporting
	Corporate Banking & Securities	Global Trans-action Banking	Total	Asset and Wealth Manage-ment	Private & Business Clients	Total		
Net revenues	**7,133**	**963**	**8,096**	**1,756**	**2,301**	**4,057**	**369**	**12,522**
Underlying revenues	7,133	963	8,096	1,736	2,301	4,038	199	12,332
Provision for loan losses	(9)	22	14	(0)	151	151	4	169
Provision for off-balance sheet positions[1]	11	(17)	(6)	(0)	(1)	(1)	(0)	(8)
Total provision for credit losses	**2**	**5**	**7**	**(1)**	**151**	**150**	**4**	**161**
Operating cost base	4,929	686	5,615	1,455	1,659	3,114	94	8,823
Minority interest	19	–	19	(4)	0	(4)	0	15
Restructuring activities	146	24	169	88	27	114	0	284
Goodwill impairment/impairment of intangibles	–	–	–	–	–	–	–	–
Policyholder benefits and claims	–	–	–	19	–	19	–	19
Provision for off-balance sheet positions[1]	11	(17)	(6)	(0)	(1)	(1)	(0)	(8)
Total noninterest expenses	**5,104**	**693**	**5,797**	**1,557**	**1,685**	**3,242**	**95**	**9,134**
Income before income taxes	**2,037**	**248**	**2,285**	**199**	**465**	**663**	**270**	**3,219**
Add (deduct):								
Net gains on securities available for sale/industrial holdings including hedging	–	–	–	–	–	–	(87)	(87)
Significant equity pick-ups/ net gains from investments[2]	–	–	–	–	–	–	(44)	(44)
Net (gains) losses from businesses sold held for sale	–	–	–	–	–	–	–	–
Net gains related to premises	–	–	–	–	–	–	(40)	(40)
Restructuring activities	146	24	169	88	27	114	0	284
Goodwill impairment/impairment of intangibles	–	–	–	–	–	–	–	–
Underlying pre-tax profit	**2,183**	**272**	**2,454**	**286**	**491**	**778**	**100**	**3,332**
Cost/income ratio in %	71	74	72	89	73	80	26	73
Underlying cost/income ratio in %	69	71	69	84	72	77	47	72
Assets[3]	834,744	19,965	848,145	38,482	82,832	121,275	16,685	956,942
Risk-weighted positions (BIS risk positions)	146,250	12,525	158,775	12,729	56,981	69,709	10,020	238,504
Average active equity	11,923	1,313	13,236	4,813	1,613	6,426	3,460	23,122
Pre-tax return on average active equity in %	34	38	35	8	58	21	16	28
Underlying pre-tax return on average active equity in %	37	41	37	12	61	24	6	29

[1] Provision for off-balance sheet positions is reclassified from "Noninterest expenses" to "Total provision for credit losses".
[2] Includes net gains/losses from significant equity method investments and other significant investments.
[3] The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting, which include consolidation items between group divisions.

Six months ended Jun 30, 2004 in € m. (except percentages)	Corporate and Investment Bank			Private Clients and Asset Management			Corporate Invest-ments	Total Manage-ment Reporting
	Corporate Banking & Securities	Global Trans-action Banking	Total	Asset and Wealth Manage-ment	Private & Business Clients	Total		
Net revenues	**6,317**	**981**	**7,297**	**1,758**	**2,224**	**3,983**	**434**	**11,714**
Underlying revenues	6,317	952	7,268	1,729	2,249	3,978	221	11,467
Provision for loan losses	128	4	133	(5)	135	130	15	278
Provision for off-balance sheet positions[1]	(48)	(6)	(54)	(0)	(1)	(1)	(0)	(55)
Total provision for credit losses	**81**	**(1)**	**79**	**(6)**	**135**	**129**	**15**	**224**
Operating cost base	4,477	807	5,284	1,442	1,615	3,058	188	8,530
Minority interest	(0)	–	(0)	2	0	2	(2)	(1)
Restructuring activities	–	–	–	–	–	–	–	–
Goodwill impairment/impairment of intangibles	–	–	–	–	–	–	–	–
Policyholder benefits and claims	–	–	–	29	–	29	–	29
Provision for off-balance sheet positions[1]	(48)	(6)	(54)	(0)	(1)	(1)	(0)	(55)
Total noninterest expenses	**4,429**	**802**	**5,231**	**1,473**	**1,615**	**3,088**	**186**	**8,504**
Income before income taxes	**1,759**	**175**	**1,934**	**291**	**474**	**765**	**233**	**2,931**
Add (deduct):								
Net gains on securities available for sale/industrial holdings including hedging	–	–	–	–	–	–	(150)	(150)
Significant equity pick-ups/ net gains from investments[2]	–	–	–	–	–	–	(32)	(32)
Net (gains) losses from businesses sold held for sale	–	(29)	(29)	–	25	25	(30)	(35)
Net gains related to premises	–	–	–	–	–	–	–	–
Restructuring activities	–	–	–	–	–	–	–	–
Goodwill impairment/impairment of intangibles	–	–	–	–	–	–	–	–
Underlying pre-tax profit	**1,759**	**146**	**1,904**	**291**	**499**	**789**	**20**	**2,714**
Cost/income ratio in %	71	82	72	84	73	78	43	73
Underlying cost/income ratio in %	71	85	73	83	72	77	85	74
Assets (as of Dec 31, 2004)[3]	720,596	16,589	729,872	34,945	78,930	113,818	16,442	832,933
Risk-weighted positions (BIS risk positions)	133,589	11,887	145,476	11,438	52,769	64,207	11,398	221,081
Average active equity	11,646	1,303	12,950	5,056	1,621	6,677	3,993	23,620
Pre-tax return on average active equity in %	30	27	30	11	59	23	12	25
Underlying pre-tax return on average active equity in %	30	22	29	11	62	24	1	23

[1] Provision for off-balance sheet positions is reclassified from "Noninterest expenses" to "Total provision for credit losses".
[2] Includes net gains/losses from significant equity method investments and other significant investments.
[3] The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting, which include consolidation items between group divisions.

The following tables present the revenue components of the Corporate and Investment Bank Group Division and the Private Clients and Asset Management Group Division for the three and six months ended June 30, 2005 and 2004:

Revenue components of the Corporate and Investment Bank Group Division

in € m.	Three months ended Jun 30, 2005	Three months ended Jun 30, 2004	Six months ended Jun 30, 2005	Six months ended Jun 30, 2004
Origination (equity)	159	117	287	247
Origination (debt)	244	236	512	465
Total Origination	**403**	**353**	**799**	**713**
Sales & Trading (equity)	602	536	1,424	1,329
Sales & Trading (debt and other products)	1,640	1,640	4,020	3,533
Total Sales & Trading	**2,242**	**2,176**	**5,444**	**4,862**
Advisory	145	117	259	212
Loan products	312	259	694	643
Transaction services	478	458	963	952
Other	(21)	(62)	(63)	(83)
Total	**3,559**	**3,301**	**8,096**	**7,297**

Revenue components of the Private Clients and Asset Management Group Division

in € m.	Three months ended Jun 30, 2005	Three months ended Jun 30, 2004	Six months ended Jun 30, 2005	Six months ended Jun 30, 2004
Portfolio/fund management	640	609	1,263	1,222
Brokerage	455	393	919	848
Loan/deposit	594	596	1,180	1,186
Payments, account & remaining financial services	191	214	403	413
Other	132	121	292	314
Total	**2,012**	**1,933**	**4,057**	**3,983**

Reconciliation of Segmental Results of Operations to Consolidated Results of Operations According to U.S. GAAP

	Three months ended					
	Jun 30, 2005			Jun 30, 2004		
in € m.	Total Management Reporting	Consolidation & Adjustments	Total Consolidated	Total Management Reporting	Consolidation & Adjustments	Total Consolidated
Net revenues	5,829	72	5,901	5,510	(115)	5,395
Provision for loan losses	75	–	75	155	–	155
Noninterest expenses	4,443	(30)	4,412	4,052	26	4,079
Income (loss) before income taxes[1]	**1,311**	**103**	**1,414**	**1,303**	**(142)**	**1,161**
Total assets	956,942	6,707	963,649	832,933[2]	7,135[2]	840,068[2]
Risk-weighted positions (BIS risk positions)	238,504	1,375	239,880	221,081	1,440	222,521
Average active equity	23,581	629	24,210	23,901	1,618	25,519

[1] Income (loss) before income tax expense and cumulative effect of accounting changes.
[2] As of December 31, 2004.

	Six months ended					
	Jun 30, 2005			Jun 30, 2004		
in € m.	Total Management Reporting	Consolidation & Adjustments	Total Consolidated	Total Management Reporting	Consolidation & Adjustments	Total Consolidated
Net revenues	12,522	(38)	12,484	11,714	(165)	11,549
Provision for loan losses	169	–	169	278	–	278
Noninterest expenses	9,134	(16)	9,118	8,504	44	8,549
Income (loss) before income taxes[1]	**3,219**	**(22)**	**3,197**	**2,931**	**(209)**	**2,722**
Total assets	956,942	6,707	963,649	832,933[2]	7,135[2]	840,068[2]
Risk-weighted positions (BIS risk positions)	238,504	1,375	239,880	221,081	1,440	222,521
Average active equity	23,122	793	23,915	23,620	1,935	25,555

[1] Income (loss) before income tax expense and cumulative effect of accounting changes.
[2] As of December 31, 2004.

Consolidation & Adjustments includes adjustments for differences between accounting methods used for management reporting and U.S. GAAP, as well as adjustments related to activities that are outside the responsibility of the business segments ("Corporate Items").

In Consolidation & Adjustments, income before income taxes was € 103 million compared to a loss before income taxes of € 142 million in the second quarter 2004. The current quarter included positive adjustments for differences in accounting methods for economically-hedged debt issuances and short-term funding positions, as well as for own shares. Such adjustments were negative in last years' second quarter. Additionally, results from corporate items positively impacted Consolidation & Adjustments in the current quarter.

Information on the Income Statement

Net Interest and Trading Revenues

in € m.	Three months ended Jun 30, 2005	Jun 30, 2004	Six months ended Jun 30, 2005	Jun 30, 2004
Net interest revenues	1,613	1,459	3,056	2,853
Trading revenues, net	1,593	1,416	4,004	3,452
Total net interest and trading revenues	**3,206**	**2,875**	**7,060**	**6,305**
Breakdown by Group Division/CIB product:				
Sales & Trading (equity)	467	293	1,055	815
Sales & Trading (debt and other products)	1,381	1,478	3,598	3,130
Total Sales & Trading	1,848	1,771	4,653	3,945
Loan products[1]	214	182	439	410
Transaction services	225	199	446	407
Remaining products[2]	3	(61)	4	(42)
Total Corporate and Investment Bank	2,289	2,091	5,542	4,720
Private Clients and Asset Management	750	684	1,444	1,560
Corporate Investments	156	180	117	140
Consolidation & Adjustments	12	(80)	(42)	(115)
Total net interest and trading revenues	**3,206**	**2,875**	**7,060**	**6,305**

[1] Includes the net interest spread on loans as well as the results of credit default swaps used to hedge our loan exposure.
[2] Includes net interest and trading revenues of origination, advisory and other products.

Pension and Other Postretirement Benefits

in € m.	Pension benefits Six months ended Jun 30, 2005	Jun 30, 2004	Postretirement benefits Six months ended Jun 30, 2005	Jun 30, 2004
Service cost	131	124	3	4
Interest cost	193	194	4	6
Expected return on plan assets	(195)	(195)	–	–
Actuarial loss recognized	22	30	–	–
Settlement/curtailment	2	–	–	–
Amortization of unrecognized transition obligation (asset) in accordance with SFAS 87	–	5	–	–
Total defined benefit plans	**153**	**158**	**7**	**10**
Defined contribution plans	76	78	–	–
Net periodic benefit expense	**229**	**236**	**7**	**10**

In addition to the contributions expected for 2005 as disclosed in the Financial Report 2004 on page 95 and in the 2004 SEC Form 20-F on page F-54, special contributions of approximately € 24 million were made in the first half of the year.

As a result, the Group expects to fund its pension schemes in 2005 for a total of approximately € 274 million.

A SFAS No. 88 charge of approximately € 2 million as a consequence of restructuring occurred in the United States and United Kingdom during the first half year.

SFAS 123 Pro forma Information

in € m.	Three months ended		Six months ended	
	Jun 30, 2005	Jun 30, 2004	**Jun 30, 2005**	Jun 30, 2004
Net income, as reported	947	656	2,050	1,598
Add: Share-based compensation expense included in reported net income, net of related tax effects[1]	140	140	289	265
Deduct: Share-based compensation expense determined under fair value method for all awards, net of related tax effects[1]	(140)	(142)	(287)	(269)
Pro forma net income	**947**	**654**	**2,052**	**1,594**
Earnings per share				
Basic – as reported	€ 2.04	€ 1.31	€ 4.40	€ 3.13
Basic – pro forma	€ 2.04	€ 1.31	€ 4.40	€ 3.12
Diluted – as reported[2]	€ 1.90	€ 1.16	€ 4.06	€ 2.83
Diluted – pro forma[2]	€ 1.90	€ 1.16	€ 4.06	€ 2.82

[1] Amounts for the three and six months ended June 30, 2005 and 2004 do not reflect any share-based awards related to the 2005 and 2004 performance year, respectively. The majority of our share-based awards are granted on a date shortly after the end of the performance year.

[2] Including numerator effect of assumed conversions. The effect for the three and six months ended June 30, 2005 was € 0.00 and € (0.01), respectively. The effect for the three and six months ended June 30, 2004 was each € (0.05).

Information on the Balance Sheet

Securities Available for Sale

in € m.	Jun 30, 2005 Fair value	Gross unrealized holding gains	Gross unrealized holding losses	Amortized cost	Dec 31, 2004 Fair value	Gross unrealized holding gains	Gross unrealized holding losses	Amortized cost
Debt securities	18,266	324	(77)	18,019	13,696	286	(127)	13,537
Equity securities	6,542	1,572	(7)	4,977	6,639	1,631	(7)	5,015
Total	**24,808**	**1,896**	**(84)**	**22,996**	**20,335**	**1,917**	**(134)**	**18,552**

Problem Loans

in € m.	Jun 30, 2005 Impaired loans	Non-performing homogeneous loans	Total	Dec 31, 2004 Impaired loans	Non-performing homogeneous loans	Total
Nonaccrual loans	3,133	1,134	4,267	3,401	1,098	4,499
Loans 90 days or more past due and still accruing	20	206	226	26	221	247
Troubled debt restructurings	128	–	128	89	–	89
Total problem loans	**3,280**	**1,341**	**4,621**	**3,516**	**1,319**	**4,835**

Allowances for Credit Losses

Allowance for on-balance sheet positions in € m.	Six months ended Jun 30, 2005	Six months ended Jun 30, 2004
Balance, beginning of year	**2,345**	**3,281**
Provision for loan losses	169	278
Net charge-offs	**(300)**	**(766)**
Charge-offs	(376)	(837)
Recoveries	76	71
Allowance related to acquisitions/divestitures	–	–
Foreign currency translation	48	23
Balance, end of period	**2,262**	**2,816**

Allowance for off-balance sheet positions in € m.	Six months ended Jun 30, 2005	Six months ended Jun 30, 2004
Balance, beginning of year	**345**	**416**
Provision for credit losses on lending-related commitments	(8)	(54)
Allowance related to acquisitions/divestitures	–	–
Foreign currency translation	9	3
Balance, end of period	**346**	**365**

Other Assets and Other Liabilities

The largest individual component of other assets at June 30, 2005 were loans held for sale totaling € 13,571 million and € 8,194 million at June 30, 2005 and December 31, 2004, respectively. These loans held for sale were acquired in the course of our securitization activities or originated in our loan business. Other assets also included pending securities transactions past settlement date of € 10,823 million and € 8,984 million at June 30, 2005 and December 31, 2004, respectively. Among other items included in other assets were other assets related to insurance business of € 5,721 million and € 6,733 million at June 30, 2005 and December 31, 2004, respectively, accrued interest receivable of € 4,421 million and € 3,854 million at June 30, 2005 and December 31, 2004, respectively, and due from customers on acceptances of € 71 million and € 74 million at June 30, 2005 and December 31, 2004, respectively.

Pending securities transactions past settlement date of € 10,359 million and € 9,562 million at June 30, 2005 and December 31, 2004, respectively, were the largest individual component of other liabilities. Among other items also included in other liabilities were insurance policy claims and reserves of € 6,454 million and € 7,935 million at June 30, 2005 and December 31, 2004, respectively, accrued interest payable of € 4,740 million and € 4,223 million at June 30, 2005 and December 31, 2004, respectively, and acceptances outstanding of € 71 million and € 74 million at June 30, 2005 and December 31, 2004, respectively.

Long-term Debt

in € m.	Jun 30, 2005	Dec 31, 2004
Senior debt		
Bonds and notes		
Fixed rate	59,413	53,834
Floating rate	45,809	39,463
Subordinated debt		
Bonds and notes		
Fixed rate	10,569	9,505
Floating rate	5,605	4,068
Total	**121,396**	**106,870**

Liability for Restructuring Activities

	BRP restructuring liability established in			Total
in € m.	4th quarter 2004	1st quarter 2005	2nd quarter 2005	
As of Dec 31, 2004	**230**	–	–	**230**
Additions	–	168	146	314
Utilization	172	129	79	380
Releases	30	–	–	30
Increases due to exchange rate fluctuations	1	1	–	2
As of Jun 30, 2005	**29**	**40**	**67**	**136**

Other Financial Information

Variable Interest Entities (VIEs)

The following table includes information on consolidated and significant non-consolidated VIEs under FIN 46(R).

Jun 30, 2005	Consolidated VIEs		Significant VIEs
in € m.	Aggregated total assets	Aggregated total assets	Maximum exposure to loss
Commercial paper programs	1,251	22,651	25,301
Guaranteed value mutual funds	614	7,565	7,565
Asset securitization	11,973	–	–
Structured finance and other	14,883	3,152	1,038
Commercial real estate leasing vehicles and closed-end funds	958	1,633	93

Substantially all of the consolidated assets of the variable interest entities act as collateral for related consolidated liabilities. The holders of these liabilities have no recourse to the Group, except to the extent the Group guarantees the value of the mutual fund units that investors purchase. The maximum exposure to loss related to the significant non-consolidated guaranteed value mutual funds results from the above mentioned guarantees. The Group's maximum exposure to loss from the commercial paper programs that it has a significant interest in is equivalent to the contract amount of its liquidity facilities. The liquidity facilities create only limited credit exposure since the Group is not required to provide funding if the assets of the vehicle are in default.

Financial Instruments with Off-Balance Sheet Credit Risk

in € m.	**Jun 30, 2005**	Dec 31, 2004
Commitments to extend credit		
Fixed rates[1]	32,774	27,897
Variable rates[2]	92,123	77,268
Financial guarantees, standby letters of credit and performance guarantees	27,523	26,870
Total	**152,420**	**132,035**

[1] Includes commitments to extend commercial letters of credit and guarantees of € 2.4 billion and € 2.4 billion at June 30, 2005 and December 31, 2004, respectively.
[2] Includes commitments to extend commercial letters of credit and guarantees of € 1.0 billion and € 902 million at June 30, 2005 and December 31, 2004, respectively.

In addition, the Group had loan commitments of € 18.4 billion and € 19.2 billion at June 30, 2005 and December 31, 2004, respectively, that were revocable at any time.

Value-at-risk of Trading Units[1, 2]

	Total		Interest rate risk		Equity price risk		Foreign exchange risk		Commodity price risk	
in € m.	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
Average[3]	66.4	71.6	53.0	61.7	33.5	30.8	8.8	10.6	6.4	7.0
Maximum[3]	79.2	97.9	61.6	91.1	43.1	45.1	18.2	25.9	9.8	10.8
Minimum[3]	57.8	54.5	41.9	39.7	22.9	19.9	5.5	2.9	3.5	3.8
Period-end[4]	69.8	66.3	58.8	41.1	27.5	42.6	10.2	17.2	9.5	5.1

[1] All figures for 1-day holding period; 99% confidence level.
[2] Value-at-risk is not additive due to correlation effects.
[3] Amounts show the bands within which the values fluctuated during the period January 1 to June 30, 2005 and the year 2004, respectively.
[4] Figures for 2004 as of December 31, 2004; figures for 2005 as of June 30, 2005.

Capital According to BIS

in € m.	Jun 30, 2005	Dec 31, 2004
Tier I		
Common shares	1,410	1,392
Additional paid-in capital	11,417	11,147
Retained earnings, common shares in treasury, equity classified as obligation to purchase common shares, share awards, foreign currency translation	15,772	14,277
Minority interests	700	548
Noncumulative trust preferred securities	3,564	2,520
Other (equity contributed on silent partnership interests)	591	525
Items deducted (principally goodwill and tax effect of available for sale securities)	(11,677)	(11,682)
Total core capital	**21,777**	**18,727**
Tier II		
Unrealized gains on listed securities (45% eligible)	773	788
Other inherent loss allowance	443	453
Cumulative preferred securities	1,158	762
Subordinated liabilities, if eligible according to BIS	8,367	7,882
Total supplementary capital	**10,741**	**9,885**
Total regulatory capital[1]	**32,518**	**28,612**

[1] Currently we do not have Tier III capital components.

BIS Risk Position and Capital Adequacy Ratios

in € m., unless stated otherwise	Jun 30, 2005	Dec 31, 2004
BIS risk position[1]	239,880	216,787
BIS capital ratio (Tier I + II + III)[2]	13.6%	13.2%
BIS core capital ratio (Tier I)	9.1%	8.6%

[1] Primarily comprised of credit risk weighted assets. Also includes market-risk equivalent assets of € 10.6 billion and € 10.1 billion at June 30, 2005 and December 31, 2004, respectively.
[2] Currently we do not have Tier III capital components.

Other Information

Supervisory Board
With effect from the end of the General Meeting on May 18, 2005, Dr. rer. oec. Karl-Hermann Baumann resigned from his mandate as member of the Supervisory Board of Deutsche Bank AG. He had been a member of the Supervisory Board since 1998.

Dr. jur. Dr.-Ing. E.h. Heinrich von Pierer was elected to the Supervisory Board for the remainder of the term of office, i.e. for the period until the end of the General Meeting which resolves the ratification of the acts of management for the 2007 financial year. Dr. von Pierer is chairman of the supervisory board of Siemens AG, Munich.

Effective May 18, 2005, Ulrich Hartmann resigned from his mandate as substitute member of the Risk Committee. Effective May 18, 2005, Dr. Karl-Gerhard Eick was elected new Chairman of the Audit Committee and Sir Peter Job member of the Audit Committee. Tilman Todenhoefer and Dr. jur. Dr.-Ing. E.h. Heinrich von Pierer were elected substitute members of the Risk Committee.

Litigation
WorldCom Litigation. Deutsche Bank AG and Deutsche Bank Securities Inc., the Group's U.S. broker-dealer subsidiary ("DBSI"), are defendants in more than 40 actions filed in federal and state courts arising out of alleged material misstatements and omissions in the financial statements of WorldCom Inc. DBSI was a member of the syndicate that underwrote WorldCom's May 2000 and May 2001 bond offerings, which are among the bond offerings at issue in the actions. Deutsche Bank AG, London branch was a member of the syndicate that underwrote the sterling and Euro tranches of the May 2001 bond offering. Plaintiffs are alleged purchasers of these and other WorldCom debt securities. The defendants in the various actions include certain WorldCom directors and officers, WorldCom's auditor and members of the underwriting syndicates for the debt offerings. Plaintiffs allege that the offering documents contained material misstatements and/or omissions regarding WorldCom's financial condition. The claims against DBSI and Deutsche Bank AG are made under federal and state statutes (including securities laws), and under various common law doctrines. The largest of the actions against Deutsche Bank AG and DBSI is a class action litigation in the U.S. District Court in the Southern District of New York, in which the class plaintiffs are the holders of a significant majority of the bonds at issue. On March 10, 2005, Deutsche Bank AG and DBSI reached a settlement agreement, subject to court approval, resolving the class action claims asserted against them, for a payment of approximately U.S.$ 325 million. The settlement of the class action claims does not resolve the individual actions brought by investors who chose to opt out of the federal class action. The financial effects of the class action settlement are reflected in our 2004 consolidated financial statements.

Philipp Holzmann AG. Philipp Holzmann AG ("Holzmann") is a major German construction firm which filed for insolvency in March 2002. The Group had been a major creditor bank and holder of an equity interest of Holzmann for many decades, and, from April 1997 until April 2000, a former member of Deutsche Bank AG's Board of Managing Directors was the Chairman of its Supervisory Board. When Holzmann had become insolvent at the end of 1999, a consortium of banks led by Deutsche Bank participated in late 1999 and early 2000 in a restructuring of Holzmann that included the banks' extension of a credit facility, participation in a capital increase and exchange of debt into convertible bonds. In March 2002, Holzmann and several of its subsidiaries, including in particular imbau Industrielles Bauen GmbH ("imbau"), filed for insolvency. As a result of this insolvency, the administrators for Holzmann and for imbau and a group of bondholders have informed the Group they may assert claims against the Group because of its role as lender to the Holzmann group prior to and after the restructuring and as leader of the consortium of banks which supported the restructuring. The purported claims include claims that amounts repaid to the banks constituted voidable preferences that should be returned to the insolvent entities and claims of lender liability resulting from the banks' support for an allegedly infeasible restructuring. Although the Group is in ongoing discussions, the Group cannot exclude that some of the parties may file lawsuits against it. To date, the administrator for imbau filed a lawsuit against the Group in August 2004 alleging that payments received by the Group in respect of a loan made to imbau in 1997 and 1998 and in connection with a real estate transaction that was part of the restructuring constituted voidable preferences that should be returned to the insolvent entity. Additionally, Gebema N.V. filed a lawsuit in 2000 seeking damages against the Group alleging deficiencies in the offering documents based on which Gebema N.V. had invested in equity and convertible bonds of Holzmann in 1998.

Due to the nature of its business, the Group is involved in litigation, arbitration and regulatory proceedings in Germany and in a number of jurisdictions outside Germany, including the United States, arising in the ordinary course of business. Such matters are subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. Although the final resolution of any such matters could have a material effect on the Group's consolidated operating results for a particular reporting period, the Group believes that it should not materially affect its consolidated financial position.

RoE Target Definition

During the implementation of our "transformation strategy" started in 2002, the Group disclosed its financial results on a U.S. GAAP basis and additionally on an underlying basis. After the completion of our transformation strategy, our underlying results and our reported U.S. GAAP results have substantially converged.

In light of this convergence, our 2005 pre-tax RoE target of 25% was defined as pre-tax income on a reported U.S. GAAP basis before restructuring charges divided by average active equity.

Below is a table which reconciles our pre-tax U.S. GAAP results to the adjusted results used for target tracking purposes.

in € m., unless stated otherwise	Three months ended Jun 30, 2005	Six months ended Jun 30, 2005
Reported income before income taxes[1]	**1,414**	3,197
Add:		
Restructuring activities (Business Realignment Program-related)	116	284
Income before income taxes (target definition)	**1,530**	**3,480**
Average active equity	24,210	23,915
Pre-tax return on average active equity (target definition)	25.3%	29.1%

[1] *Income before income tax expense and cumulative effect of accounting changes.*

We continue to disclose the Group's underlying results to permit the reader to compare current results to those previously disclosed on an underlying basis. In addition, we continue to report the results of our business segments on an underlying basis because that is the measure used internally by management to monitor the financial performance of those segments.

Reconciliation of Reported to Underlying Results

This document contains non-U.S. GAAP financial measures, including underlying revenues, total provision for credit losses, operating cost base, underlying pre-tax profit, average active equity and related ratios. Set forth below are

- definitions of such non-U.S. GAAP financial measures,
- reconciliation of such measures to the most directly comparable U.S. GAAP financial measures.

Definitions of Financial Measures

We use the following terms with the following meanings:

- *Underlying revenues*: Net revenues less specific revenue items as referred to in the respective tables net of policyholder benefits and claims (reclassified from noninterest expenses).
- *Total provision for credit losses*: Provision for loan losses plus provision for off-balance sheet positions (reclassified from noninterest expenses).
- *Operating cost base*: Noninterest expenses less provision for off-balance sheet positions (reclassified to provision for credit losses), policyholder benefits and claims (reclassified to underlying revenues), minority interest, restructuring activities and goodwill impairment/impairment of intangibles.
- *Underlying pre-tax profit*: Income before income taxes less restructuring activities, goodwill impairment/impairment of intangibles and specific revenue items as referred to in the respective tables.
- *Underlying cost/income ratio in %*: Operating cost base as a percentage of underlying revenues. *Cost/income ratio in %*, which is defined as total noninterest expenses as a percentage of total net revenues, is also provided.
- *Average active equity*: The portion of adjusted average total shareholders' equity that has been allocated to a segment pursuant to the Group's capital allocation framework. The overriding objective of this framework is to allocate adjusted average total shareholders' equity based on the respective goodwill and other intangible assets with indefinite lifetimes as well as the economic capital of each segment. In the second quarter of 2005, the measurement of operational risk has been further refined as part of the bank's Basel II preparation for the Advanced Measurement Approach. This refinement resulted in no material change in the operational risk economic capital for the Group but a higher allocation of operational risk economic capital to CB&S and reductions in other segments. In determining the total amount of average active equity to be allocated, average total shareholders' equity is adjusted to exclude average unrealized net gains on securities available for sale, net of applicable tax and other, and average dividends.
- *Adjusted return on average active equity (after tax) in %*: Net income (loss) less the reversal of 1999/2000 credits for tax rate changes and the cumulative effect of accounting changes, net of tax, (annualized) as a percentage of average active equity. *Underlying pre-tax return on average active equity in %*: Underlying pre-tax profit (annualized) as a percentage of average active equity. *Pre-tax return on average active equity in %*, which is defined as income before income taxes (annualized) as a percentage of average active equity, is also provided. These returns, which are based on average active equity, should not be compared to those of other companies without considering the differences in the calculation of such ratios. Our capital allocation framework does not allocate all average active equity to the segments. As a result, the weighted average of the segment pre-tax return on average active equity will be larger than the corresponding pre-tax return on average active equity of the Group.

- *Underlying equity turnover (based on average active equity) in %*: Underlying revenues (annualized) as a percentage of average active equity. *Equity turnover (based on average active equity) in %*: Net revenues (annualized) as a percentage of average active equity. *Equity turnover (based on average shareholders' equity) in %*: Net revenues (annualized) as a percentage of average shareholders' equity.
- *Underlying profit margin in %*: Underlying pre-tax profit as a percentage of underlying revenues. *Profit margin in %*: Income before income taxes as a percentage of net revenue.

Management uses these measures as part of its internal reporting system because it believes that such measures provide it with a more useful indication of the financial performance of the business segments. The Group discloses such measures to provide investors and analysts with further insight into how management operates our businesses and to enable them to better understand our results. The rationale for excluding certain items in deriving the measures above are provided in our SEC-Form 20-F of March 24, 2005 on pages F-62 and F-63 and in our Financial Report 2004 on pages 103 to 105.

Reconciliation of Reported to Underlying Results

Set forth below are the reconciliations of non-U.S. GAAP financial measures to the most directly comparable U.S. GAAP financial measures.

in € m.	Three months ended Jun 30, 2005	Jun 30, 2004	Change in %	Six months ended Jun 30, 2005	Jun 30, 2004	Change in %
Reported net revenues[1]	**5,901**	**5,395**	**9**	**12,484**	**11,549**	**8**
Add (deduct):						
Net gains on securities available for sale/ industrial holdings including hedging	(0)	(100)	(100)	(87)	(150)	(42)
Significant equity pick-ups/net (gains) losses from investments[2]	(18)	57	N/M	(44)	(32)	36
Net (gains) losses from businesses sold/ held for sale	–	10	N/M	–	(35)	N/M
Net gains related to premises	(40)	–	N/M	(40)	–	N/M
Policyholder benefits and claims[3]	(9)	(29)	(69)	(23)	(78)	(70)
Underlying revenues	**5,835**	**5,333**	**9**	**12,290**	**11,254**	**9**
Reported provision for loan losses	**75**	**155**	**(52)**	**169**	**278**	**(39)**
Provision for off-balance sheet positions[4]	5	(72)	N/M	(8)	(54)	(86)
Total provision for credit losses	**80**	**83**	**(4)**	**161**	**224**	**(28)**
Reported noninterest expenses	**4,412**	**4,079**	**8**	**9,118**	**8,549**	**7**
Add (deduct):						
Restructuring activities	(116)	–	N/M	(284)	–	N/M
Goodwill impairment/impairment of intangibles	–	–	N/M	–	–	N/M
Minority interest	(11)	2	N/M	(22)	0	N/M
Policyholder benefits and claims[3]	(9)	(29)	(69)	(23)	(78)	(70)
Provision for off-balance sheet positions[4]	(5)	72	N/M	8	54	(86)
Operating cost base	**4,272**	**4,124**	**4**	**8,798**	**8,524**	**3**
Reported income before income taxes[5]	**1,414**	**1,161**	**22**	**3,197**	**2,722**	**17**
Add (deduct):						
Net gains on securities available for sale/ industrial holdings including hedging	(0)	(100)	(100)	(87)	(150)	(42)
Significant equity pick ups/net (gains) losses from investments[2]	(18)	57	N/M	(44)	(32)	36
Net (gains) losses from businesses sold/ held for sale	–	10	N/M	–	(35)	N/M
Net gains related to premises	(40)	–	N/M	(40)	–	N/M
Restructuring activities	116	–	N/M	284	–	N/M
Goodwill impairment/impairment of intangibles	–	–	N/M	–	–	N/M
Underlying pre-tax profit	**1,472**	**1,128**	**31**	**3,310**	**2,505**	**32**

N/M – Not meaningful

[1] Net interest revenues before provision for loan losses and total noninterest revenues.

[2] Includes net gains/losses from significant equity method investments and other significant investments.

[3] Policyholder benefits and claims are reclassified from "Noninterest expenses" to "Underlying revenues".

[4] Provision for off-balance sheet positions is reclassified from "Noninterest expenses" to "Total provision for credit losses".

[5] Income before income tax expense and cumulative effect of accounting changes.

Reconciliation of Group Reported and Underlying Ratios

in € m.	Three months ended Jun 30, 2005	Three months ended Jun 30, 2004	Change	Six months ended Jun 30, 2005	Six months ended Jun 30, 2004	Change
Reconciliation of cost ratios						
Reported noninterest expenses	**4,412**	**4,079**	**8%**	**9,118**	**8,549**	**7%**
Deduct:						
Compensation and benefits	2,640	2,489	6%	5,638	5,305	6%
Non-compensation noninterest expenses	**1,772**	**1,590**	**11%**	**3,480**	**3,244**	**7%**
Add (deduct):						
Restructuring activities	(116)	–	N/M	(284)	–	N/M
Goodwill impairment/impairment of intangibles	–	–	N/M	–	–	N/M
Minority interest	(11)	2	N/M	(22)	0	N/M
Policyholder benefits and claims	(9)	(29)	(69)%	(23)	(78)	(70)%
Provision for off-balance sheet positions	(5)	72	N/M	8	54	(86)%
Non-compensation operating cost base	**1,632**	**1,635**	**(0)%**	**3,160**	**3,220**	**(2)%**
Cost/income ratio	74.8%	75.6%	(0.8)ppt	73.0%	74.0%	(1.0)ppt
Underlying cost/income ratio	73.2%	77.3%	(4.1)ppt	71.6%	75.7%	(4.1)ppt
Compensation ratio	44.7%	46.1%	(1.4)ppt	45.2%	45.9%	(0.7)ppt
Underlying compensation ratio	45.2%	46.7%	(1.5)ppt	45.9%	47.1%	(1.2)ppt
Non-compensation ratio	30.0%	29.5%	0.5 ppt	27.9%	28.1%	(0.2)ppt
Underlying non-compensation ratio	28.0%	30.7%	(2.7)ppt	25.7%	28.6%	(2.9)ppt
Reconciliation of profitability ratios						
Net income	**947**	**656**	**44%**	**2,050**	**1,598**	**28%**
Add (deduct):						
Reversal of 1999/2000 credits for tax rate changes	–	93	N/M	31	116	(73)%
Cumulative effect of accounting changes, net of tax	–	–	N/M	–	–	N/M
Adjusted net income	**947**	**749**	**26%**	**2,081**	**1,714**	**21%**
Average shareholders' equity	**26,778**	**28,341**	**(6)%**	**26,589**	**28,381**	**(6)%**
Add (deduct):						
Average unrealized gains on securities available for sale, net of tax and average deferred taxes relating to 1999 and 2000 tax rate changes in Germany	(1,443)	(1,614)	(11)%	(1,591)	(1,749)	(9)%
Average dividends	(1,125)	(1,208)	(7)%	(1,083)	(1,077)	1%
Average active equity	**24,210**	**25,519**	**(5)%**	**23,915**	**25,555**	**(6)%**
Return on average shareholders' equity (after tax)	14.1%	9.3%	4.8 ppt	15.4%	11.3%	4.1 ppt
Adjusted return on average active equity (after tax)	15.6%	11.7%	3.9 ppt	17.4%	13.4%	4.0 ppt
Pre-tax return on average shareholders' equity	21.1%	16.4%	4.7 ppt	24.0%	19.2%	4.8 ppt
Pre-tax return on average active equity	23.4%	18.2%	5.2 ppt	26.7%	21.3%	5.4 ppt
Underlying pre-tax return on average active equity	24.3%	17.7%	6.6 ppt	27.7%	19.6%	8.1 ppt
Equity turnover (based on average shareholders' equity)	88.1%	76.1%	12.0 ppt	93.9%	81.4%	12.5 ppt
Equity turnover (based on average active equity)	97.5%	84.6%	12.9 ppt	104.4%	90.4%	14.0 ppt
Underlying equity turnover (based on average active equity)	96.4%	83.6%	12.8 ppt	102.8%	88.1%	14.7 ppt
Profit margin	24.0%	21.5%	2.5 ppt	25.6%	23.6%	2.0 ppt
Underlying profit margin	25.2%	21.2%	4.0 ppt	26.9%	22.3%	4.6 ppt

ppt – percentage points N/M – Not meaningful

Impressum

Deutsche Bank Aktiengesellschaft
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Germany
60262 Frankfurt am Main
Telephone: +49 69 9 10-00
deutsche.bank@db.com

Investor Relations:
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+49 69 9 10-3 80 80
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+1 212 250 71 25

The Interim Report on the Internet:
www.deutsche-bank.com/2Q2005

Cautionary statement regarding forward-looking statements

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this presentation that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our Business Realignment Program, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of 24 March 2005 in the section "Risk Factors". Copies of this document are available upon request or can be downloaded from www.deutsche-bank.com/ir.

Financial Calendar for 2005/2006

October 28, 2005	Interim Report as of September 30, 2005
February 2, 2006	Publications of figures for the 2005 financial year
May 3, 2006	Interim Report as of March 31, 2006
June 1, 2006	General Meeting in the Festhalle Frankfurt am Main (Exhibition Center)
June 2, 2006	Dividend payment
August 1, 2006	Interim Report as of June 30, 2006
November 1, 2006	Interim Report as of September 30, 2006

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